UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2020

Triterras, Inc.

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director, Executive Chairman and Chief Executive Officer

Exhibit No.	Description
99.1	Press Release: Triterras Announces Strategic Partnership with Western Union Business Solutions, dated March 9, 2021.
99.2	Press Release: Triterras Signs Letter of Intent to Acquire Invoice Bazaar, dated March 11, 2021.

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